NR13-01	January 7, 2013

Cardero Appoints Andrew Muir as Director, Investor Relations

Vancouver, British Columbia…Cardero Resource Corp. (“Cardero” or the “Company”) (TSX: CDU, NYSE-A: CDY) announces the continued expansion of its management team with the appointment of former Mining Analyst and Investment Advisor, Andrew Muir as Director, Investor Relations of the Company, effective January 3, 2013.

Mr. Andrew Muir – Director, Investor Relations

Mr. Muir holds a Bachelor of Science (Honours) in Geology from the University of British Columbia and the Chartered Financial Analysts (CFA) designation. He joins Cardero from Haywood Securities Inc. in Vancouver, an independent full service investment dealer, where he served as an Investment Advisor building and managing retail and institutional relationships. Prior to Haywood, Mr. Muir was a highly regarded Mining Analyst with Vancouver based investment dealers Canaccord Capital Corporation, PI Financial Corp., and Yorkton Securities Inc.

Mr. Muir replaces Nancy Curry who was responsible for Cardero’s corporate communications. He has been in the investment industry for over 25 years and brings extensive expertise in identifying and communicating investment opportunities, client development, trading, capital introductions, and risk management. Andrew also provides substantial experience in evaluating and presenting resource companies that specialize in developing minerals and bulk materials including coal and iron ore.

As the Director, Investor Relations, of Cardero, Andrew’s immediate responsibilities will be to work with senior management to expand the institutional shareholder base and communicate the corporate direction for development of the Company’s Carbon Creek Metallurgical Coal Project.

Cardero has added significant depth to its management team over the past six months beginning with the appointment of Angus Christie as Chief Operating Officer in June 2012. That was followed with the appointments of Lee Harris as Director, Material Handling in August, David Thompson as Project Manager in September and Bob Osborne as Director of Community Relations in November.

On his appointment, Mr. Muir stated “I believe that the Carbon Creek deposit is a “best in class” metallurgical coal asset that has proved itself to be one of the largest contiguous deposits in the Peace River region. The recent pre-feasibility study shows the potential for this project to have the largest and lowest cost production profile in the district. I am looking forward to communicating the value of this unique deposit to new investors that will realize its significant potential”.

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Company President & CEO, Michael Hunter, remarked “Mr. Muir’s background and market experience compliments a highly skilled and dedicated team that is motivated to unlock the value of the Carbon Creek asset and deliver that profitability to our shareholders. With the addition of Andrew Muir, the Company has better positioned itself to ensure timely and accurate information is delivered to our shareholders and to the capital markets. We intend to make other key additions to the team in 2013.”

Mr. Muir has been granted 200,000 options exercisable at a price of CAD 0.45 for a period of two years.

ABOUT CARBON CREEK

The Carbon Creek deposit is an advanced metallurgical coal development project located in the Peace River Coal District of northeast British Columbia, Canada. The project has a current resource estimate of 468 million tonnes of measured and indicated, with an initial reserve of 121 million tonnes of proven and probable, ASTM Coal Rank mvB coal. The Company released results of an independent Pre-Feasibility Study (“PFS”) (including an updated resource estimate) in September 2012, which estimates that the Company will generate a post-tax, undiscounted cash flow of USD 2.1 billion based on production of 4.1 million tonnes of saleable metallurgical coal products per annum.

The Company cautions that the accuracy of resource and reserve estimates is, in part, a function of the quality and quantity of available data and of engineering and geological interpretation and judgment. Given the data available at the time the PFS report was prepared, the estimates presented therein are considered reasonable. However, they should be accepted with the understanding that additional data and analysis available subsequent to the date of the estimates may necessitate revision. These revisions may be material. There is no guarantee that all or any part of the estimated resources will be recoverable. Mineral resources are not mineral reserves and there is no assurance that any mineral resources will ultimately be reclassified as proven or probable reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources have been excluded from the PFS for the purposes of mine planning and financial evaluation. Mineral reserves are included in measured and indicated mineral resources.

Investors are urged to read the November 6, 2012 43-101 Technical Report by Norwest Corporation (available on SEDAR or from the Company’s website) in its entirety for full details of the PFS, including the assumptions underlying the PFS.

ABOUT CARDERO RESOURCE CORP.

The common shares of the Company are currently listed on the TSX (symbol CDU), the NYSE-MKT (symbol CDY) and the Frankfurt Stock Exchange (symbol CR5). For further details on the Company readers are referred to the Company’s web site (www.cardero.com), Canadian regulatory filings on SEDAR at www.sedar.com and United States regulatory filings on EDGAR at www.sec.gov.

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On Behalf of the Board of Directors of
CARDERO RESOURCE CORP.

“Michael Hunter” (signed)
Michael Hunter, CEO and President

Contact Information:	Andrew Muir, Director, Investor Relations
Direct Tel: 604 638-3287
Email: amuir@cardero.com
Toll Free: 1-888-770-7488

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements regarding the discovery and delineation of mineral deposits/resources/reserves, the potential for the making of a production decision to proceed with a mine at Carbon Creek, the potential commencement of any development of a mine at the Carbon Creek deposit following a production decision, the potential for any production from the Carbon Creek deposit whether by 2014 or at all, business and financing plans and business trends, are forward-looking statements. Information concerning mineral resource/reserve estimates and the economic analysis thereof contained in the prefeasibility study may also be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered, and the results of mining it, if a mineral deposit were developed and mined. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market for, and pricing of, any mineral products the Company may produce or plan to produce, significant increases in any of the machinery, equipment or supplies required to develop and operate a mine at Carbon Creek, a significant change in the availability or cost of the labor force required to operate a mine at Carbon Creek, significant increases in the cost of transportation for the Company’s products, the Company’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Company’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Company’s 2012 Annual Information Form filed with certain securities commissions in Canada and the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Company and filed with the appropriate regulatory agencies. All of the Company's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials, including the technical reports filed with respect to the Company's mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM, and in the Geological Survey of Canada Paper 88-21 entitled “A Standardized Coal Resource/Reserve Reporting System for Canada” originally published in 1988 (the “GSC Paper”).

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United States shareholders are cautioned that the requirements and terminology of NI 43-101, the CIM Standards and the GSC Paper differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Company’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.